Invest in NovoMoto

Infrastructure Technology Hardware Social Impact Clean Tech

Life-changing & Affordable Solar - A first-mover in off-grid areas of D.R. Congo

NOVOMOTO.NET MADISON WISCONSIN





I was born in the Democratic Republic of Congo in a clinic with no electricity. I was fortunate to grow up in the US, but my family - like 15 million others in the DRC - has dealt with a lack of electricity. NovoMoto has the potential to change life for millions with its clean electricity products that come at a lower cost than current solutions!

Aaron Olson Co-Founder/CEO @ NovoMoto

Why you may want to invest in us...

1. Opportunity to invest in $25B energy market in sub-Saharan Africa
2. Invest in a first mover in the off-grid solar market in D.R. Congo with the goal of bringing electricity to 1 million families by 2026
3. Completed over 300 solar installations for customers in D.R. Congo up to mid-2019, 13% month-over-month growth since mid-2017
4. More than 1500 people have access to electricity from NovoMoto's installed systems
5. More than $20,000 savings provided to our customers
6. Additional $18k raised in Reg D
7. **Lead Investor**: Shree Kalluri invested $125,000

Our Team

AND OUR MAJOR ACCOMPLISHMENTS



Aaron Olson

Co-Founder/CEO

PhD at UW-Madison and former NASA Space Technology Research Fellow

in



Mehrdad Arjmand

Co-Founder/CEO

PhD at UW-Madison at the Materials Research Science and Engineering Center

in

Why people love us



"I'm extremely passionate about what NovoMoto is doing. These young entrepreneurs are highly motivated and intelligent. What they've built so far with limited time and money is extremely impressive."

Ben Rugg

NovoMoto Investor — Co-founder, Clover Sites

"I believe in the vision and the goal. I hope my investment will help with the execution."

Shree Kalluri

Lead Investor in NovoMoto

"NovoMoto is a company with tremendous potential. Doyenne invested in the company in 2018 because we saw the social and financial impact it was going to have. The need for safe and sustainable power sources for people in developing countries is critical for their health and economic well-being. NovoMoto is creating innovative products that are life-changing for families. I have worked with the co-founders for more than a year now as an advisor. Aaron and Merhdad are an amazing team. They are passionate about their business, learn quickly, and are responsive to feedback from their team on the ground, their customers, and investors. These are the kinds or leaders we want to put our dollars...

read more

Amy Gannon

NovoMoto Investor — Co-founder, Doyenne



"Investments in Africa and Solar are booming in 2019-2020, and investing in NovoMoto hits both! My investment in them was an easy call being solar, impactful, and founders that graduated from the midwest at the University of Wisconsin."

Ben Raboine

NovoMoto Investor — CTO, Custom Offsets

See more on Buzz

Some of our investors

WE'VE RAISED $704,629 FROM 296+ INVESTORS SINCE OUR FOUNDING



Dan Olszewski
Director of the Weinert Center for Entrepreneurship at UW-Madison



Ben Rugg
Co-founder of Clover Sites (highly successful web and payment processing platform), Lead Investor in Kingdom Industry (architectural design)



Clinton Noel Foster, SR
RETIRED USAF. RETIRED DEPT. OF VETERANS AFFAIRS. LIKES HISTORY; READS AND WRITES POETRY.



Timothy Andrew Countiss
In the Medical Field and looking to learn new things and help in area that interest me.



Basilios Dimitrelias
Just a single dad trying to take some chances to secure a better future for my two boys.



Alexander Clarence McIntosh
Investor & Entrepreneur



Gabriel Ugalde
New Angel! I work in customer service, seeking the best information, connections and advice to become a successful investor!



Dawn Lett
Phajah Dawn



Travis S Silman
I'm Travis. I'm an Electronics Tech. I'm wanting to learn more about investing and investing in start ups...

along with 287 other investors

In the news



UW spinoffs win awards, including top honor, at Governor's Business Plan Contest

A University of Wisconsin-Madison spinoff won the grand prize and three others won top awards in their categories in the 15th annual Governor's Business Plan Contest on Wednesday. The grand prize went

June 7, 2018 @ news.wisc.edu



Madison startup completing 100 solar setups in rural Africa

NovoMoto, a spinoff from the University of Wisconsin-Madison, is finishing its first 100 solar lighting installations in the Democratic Republic of Congo. NovoMoto LLC distributes the systems on a rent-to-

April 27, 2018 @ news.wisc.edu



NovoMoto Wins Clean Energy Challenge - NovoMoto

A startup that aims to provide clean, renewable and sustainable electricity to communities in the Democratic Republic of Congo won the Clean Energy Trust Challenge and earned $90,000 earlier this week.

April 14, 2016 @ novomoto.net

Downloads

- NovoMoto Pitch WeFunder.pdf
- NovoMoto Executive Summary - WeFunder.pdf

NovoMoto

Life Changing, Affordable & Clean Electricity for Off-Grid Customers in Africa

Background

NovoMoto is a for-profit social enterprise that provides clean electricity for off-grid communities in sub-Saharan Africa.



NovoMoto Team in Kinshasa, DRC

The company was started out of Madison, WI, where founders Mehrdad and Aaron met and completed their PhDs in Engineering. NovoMoto started serving customers in the Democratic Republic of Congo, where one of the founders, Aaron, was born.


DEMOCRATIC REPUBLIC
OF CONGO

Problem

Aaron was born in a small clinic in a city called Kikwit. There was no electricity in the clinic. All his mom had in the room was a dim kerosene lamp. That was over 30 years ago, and now across Congo, the situation is worse. To the point where the greater Madison area, with only 0.7 million people, has more power than all of Congo and its population of 80 million.


Both Areas Have: 1.3 GW
DRC
Madison, WI
Population of 80 Million
Population of 0.7 Million

This means that over 90% of the population lacks access to reliable electricity. 73 million people.


No access to reliable electricity in DRC for more than
73M PEOPLE

The average Congolese family spends nearly about $18 per month on electricity alternatives like dim and potentially dangerous kerosene lamps, candles and flashlights. These options only provide a few hours of light per night and force families to leave their phones to charge for hours at kiosks powered by diesel generators.



An average household ...
$18 / month
Average household
Lighting
< 10 % as bright as a U.S. home
Phone charging
For hours at kiosks

Solution

We enable a brighter life for our customers with reliable and affordable electricity. Our customers get brighter and longer lasting lighting for themselves and their children along with the ability to charge their phones at their convenience. All this for less than the cost of inferior solutions.



Brighter, Longer Lasting Light

We do this by installing complete solar power packages with a rent-to-own approach. The packages range from kits with three LED lamps and phone charging to kits with TVs and more.



The two current NovoMoto system options (H20 left and H100 at right)

We make our solutions affordable by allowing our screened customers to pay us in increments over at most 18 months. Customers pay us through their phone and receive text messages with codes to keep their systems activated.



Our customer, Kabibi Ilofo, after entering her activation code for a month of using her system

As customers pay off their packages, they become eligible for upgrades that allow them to power more of the appliances they need at their home or small business.



One of NovoMoto's customers, Aminata Badilu, using his system to keep his shop open later into the night

Product Portfolio

NovoMoto offers rent-to-own solar-powered systems. NovoMoto's systems consist of a battery pack connected to a solar panel and energy-efficient appliances. This battery pack both powers the appliances and enables mobile phone charging. The packages offered and their payment plans are described below:

PRODUCT	INITIAL FEE (USD)	MONTHLY PAYMENT (USD)	PAYMENT PERIOD	CUSTOMER'S AVG. 5-YR SAVINGS
SOLAR PANEL, BATTERY, 3 LED LIGHTS, PHONE CHARGER	$25	$10 / mo	18 months	$816 (or 80%)
EVERYTHING ABOVE, PLUS TV	$80	$24 / mo	18 months	$512 (or 50%)

Market & Opportunity

Across sub-Saharan Africa, there are an estimated 120 million families without access to reliable electricity. They spend over $25 billion annually ($18/home per month) on grid alternatives for lighting and phone charging. Congo has the third largest off grid population on the continent with about 15 million families who currently spend over $3 billion each year on lighting and phone charging.


14.6M homes
$3.1B annually

NovoMoto has become one of the first movers in the country with our operations in the western part of the country. In the 5 western-most provinces, there are over 3.5 million homes who spend over $740 million annually on lighting and phone charging. We already have customers, just outside of the capital, in more than 10 communities where there are at least 700,000 potential customers.


Now in 10 communities
Kinshasa
Kikwit
N1 ROAD
700,000 potential customers

We are the only company offering rent-to-own packages in this part of the country and one of only 3 using the pay-as-you-go approach in the entire country.

To get this far we have raised $500,000 in grants, debt and equity from our great investors. Their support has allowed us to go from just 20 pilot customers in 2017, to nearly 180 by the end of last year, and to over 300 so far in 2019.


FUNDING TO DATE
$500k raised to date
CONVERTIBLE NOTE
Angel Investor
DEBT FINANCING
PRIZES & AWARDS

We want to serve 5,000 customers by the end of 2020. We need $1.5 million to take this step. Meeting our 2020 milestone would put us in a great position to reach profitability by the end of 2021 with over 25,000 projected customers.


2017
Proof of Concept
2018
Pilot
2019
Initial Scale
2020
Roll Out
2021
NM line of product
DRC
25,000 Installations*
2017
2018
2019
2020
2021
* These numbers are projections and are not guaranteed


SEED ROUND = $1.5M equity + debt
12 month runway
4,000 new Installations
Benchmark in our industry to raise series A
$1 of investment in seed round
$28 in 5 years
$42 in 8 years

Potential Investment Opportunity Based on Future Projections

After building a significant presence across Congo, we want to change lives by bringing reliable electricity to over 1 million people across sub-Saharan Africa by 2026. In doing so, NovoMoto would become a target for acquisition or merger by the large energy firms like Engie (who recently acquired two companies in our industry in Africa) that have already invested over $840M in the off-grid energy industry.


NOVOMOTO'S
GOAL
1,000,000
Installations
by 2026
$840M
TOTAL
EDF
ENGIE

Team
We are a strong team of passionate founders, employees, advisors, and investors. With you we will have everything we need to achieve our mission.




Customer Service Team



Founders

While finishing graduate school, Mehrdad and Aaron, validated the NovoMoto business model and turned an idea into a revenue-generating company with a strong team of managers, sales ambassadors, and technicians in Congo.

Mehrdad Arjmand (Co-Founder/CEO, Ph.D.)

Mehrdad completed his Ph.D. in Engineering Mechanics at the Materials Research Science and Engineering Center at the University of Wisconsin-Madison. Mehrdad worked in the oil and gas industry before starting his Ph.D. Mehrdad is passionate to work in the renewable energy sector and enjoys serving customers in emerging markets with huge potentials and opportunities.

Aaron Olson (Co-Founder/CEO, Ph.D.)

Aaron completed his Ph.D. in Engineering Mechanics at the Fusion Technology Institute at the University of Wisconsin-Madison. Aaron is a NASA Space Technology Research Fellow and a Graduate Engineering Research Scholars Fellow. Aaron is originally from Kikwit, DRC and co-founded NovoMoto to help solve the extreme lack of electricity in his home country.


NovoMoto

Social Impact

Most of NovoMoto's customers are gaining access to electricity in their homes for the first time! They immediately benefit from a far superior lighting experience. Those that are switching from using kerosene lamps are saving their families from inhaling toxic fumes.

As part of NovoMoto's new marketing strategy, 25 clinics share information about NovoMoto's systems to their patients and community in exchange for a lighting and phone charging system that will help them better serve patients.


NovoMoto
E.C.C.
SYNODE URBAIN /KIN

One of the NovoMoto clinics: The Synode Urbain Clinic in Mboka Paul, Kinshasa, D.R. Congo

Competitors

Retailers of kerosene, candles, and disposable battery flashlights are NovoMoto's largest competitor in DRC. There are local companies that retail solar power equipment in DRC, but these companies charge high upfront costs that are unsuitable for most off-grid families. One other Pay-As-You-Go (PAYG) company is active in the western part of DRC. Their solutions are more expensive and are offered on a perpetual lease, thus making them even more expensive than the rent-to-own NovoMoto solutions. A comparison of lighting & phone charging solutions in NovoMoto's target market is below:


KEROSENE RETAILERS
SOLAR RETAILERS
PAYG COMPANIES
NOVOMOTO
Light & Charging Experience
Clean Energy Access
Upgradeability
Upfront Cost
$
$$$
$$
$
Monthly Cost
$$$
$$
$$
$
5-Year Total Cost
$$$
$$
$$
$

- **PAYG Competitors in DRC:** BBOXX, Orange Energie
- **Potential PAYG competitors, not active in DRC:** Standalone solar system providers such as Zola, Azuri, M-Kopa, Fenix International, and microgrid providers including Devergy and Powerhive

Comparables

Impact Energies was acquired by Persistent Energy Partners in Q1 2014 for an undisclosed amount while it had 5000 customers. Fenix International was acquired by Engie, a French utility, in Q4 2017 for an undisclosed amount (estimated to be ~$100M) while it had 140,000 customers. The industry attracted over $840 million in strategic investment by the end of 2018. The table below shows some investments into PAYG firms in other African markets:

COMPANY NAME	OPERATIONAL COUNTRY	TOTAL AMOUNT RAISED	LAST RAISE DATE	NUMBER OF PAYG CUSTOMERS (2018)
Zola Electric	Tanzania, Rwanda	$271M	2018	200,000
M-KOPA	Tanzania, Kenya, Uganda	$194M	2018	500,000
d.Light	Kenya, Uganda	$188M	2018	250,000
BBOXX	Kenya, Uganda, Rwanda	$112M	2019	200,000
Greenlight Planet	Kenya, India	$82M	2018	250,000
Fenix International	Uganda	$17M	2018	140,000

Financing and Milestones

ROUND	CLOSING	RUNWAY	AMOUNT	MILESTONES FOR THE ROUND
PRE-SEED	Q1 2019	Q4 2019	$230K - Equity $120K - Debt $145K - Grant	- 300 Total Installations by Q4 2019 - $1K MRR - 10 Total Villages
SEED	Q1 2020	Q4 2020	$1.5M	- 5,000 Total Installations by Q4 2020 - $60K MRR - Serving Customers in 20 Villages
SERIES A	Q1 2021	Q4 2021	$16M	- 100,000 Total Installations by Q4 2020 - $1.1M MRR - Enter into 70 New Villages/Towns

Investor Q&A

– COLLAPSE ALL

What does your company do?

NovoMoto sells high-quality solar systems for off-grid homes and small businesses in Sub-Saharan Africa. The systems transform customers' lives! Customers use our systems to improve how their children study, boost their business activities & save money. NovoMoto's systems are made affordable with payment plans. They are secured with technology that enables customers to use electricity only when they are up to date with their payments. All NovoMoto systems include customer service & a warranty.

Where will your company be in 5 years?

Our goal is to bring reliable electricity to 1 million customers across multiple markets in Sub-Saharan Africa. To date, we have done over 300 installations. Our goal for 2020 is to do 5000 total installations.

Why did you choose this idea?

I was born in the Democratic Republic of Congo in a clinic with no electricity. I was fortunate to grow up in the US, but my family - like 15 million others in the DRC - has dealt with a lack of electricity. NovoMoto has the potential to change life for millions with its clean electricity products that come at a lower cost than current solutions!

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

Sub-Saharan Africa is an emerging market that is now ready for the adoption of solar technology at scale.
Additionally, the massive reduction in the cost of solar panels, batteries, and LEDs has helped make it possible to profitably bring solar kits to off-grid families throughout sub-Saharan Africa.

How far along are you? What's your biggest obstacle?

NovoMoto started serving customers in the DRC in 2017. In the company's first two years of operation in DRC, we have installed over 300 kits for customers in Kinshasa. We did all this while both founders we're completing their PhDs. Our biggest obstacles to growth have been 1. challenges to developing the distribution infrastructure necessary to serve 1 million customers in multiple countries and 2. fundraising for operations in an emerging market.

Who competes with you? What do you understand that they don't?

NovoMoto competes against kerosene, candles and disposable battery flashlights as well as solar retailers. We beat the the non-solar providers by offering a higher quality solution that also saves our customers money. We beat local solar retailers by offering our customers financing that makes high quality solar solutions affordable for them.

How will you make money?

NovoMoto receives mobile money payments, through platforms like MPesa, from its customers. Customers pay off their solar kits over at most 18 months. At scale, NovoMoto plans to generate a 35% profit margin across its product portfolio.
TV system: Customers pay $80 upfront for the installation and then they will pay $24 per month for 18 months to pay off their system.
Lighting system: Customers pay $25 upfront for the installation and then they will pay $10 per month for 18 months to pay off their system.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

There are very few players in the off-grid industry that are selling solar kits with a similar financing approach to that of NovoMoto. Now is the time for a company like ours to secure market share in regions that are currently massively under-served. We currently have first mover advantage in our first market (western region of DRC). NovoMoto needs to take advantage and establish a strong brand in the region. Success in DRC will set the tone for expansion into other under-served markets across sub-Saharan Africa. If NovoMoto fails, it will be because: 1. the company moved too slowly to capture significant market share and/or 2. it couldn't adapt to compete with newcomers to the market who may enter with significant financial backing.

Financials

NovoMoto has financial statements ending December 31 2018. Our cash in hand is $31,431, as of December 2019. Over the three months prior, revenues averaged $1,000/month, cost of goods sold has averaged $8,000/month, and operational expenses have averaged $15,000/month.

At a Glance

January 1 to December 31

$27,449 [27%]
Revenue

-$165,905
Net Loss

$295,793
Short Term Debt

$190,000
Raised in 2018

$31,431
Cash on Hand
As of 12/ 1/19

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

NovoMoto sells high-quality solar systems for off-grid homes and small businesses in Sub-Saharan Africa. The systems transform customers' lives! Customers use our systems to improve how their children study, boost their business activities & save money. NovoMoto's systems are made affordable with payment plans. They are secured with technology that enables customers to use electricity only when they are up to date with their payments. All NovoMoto systems include customer service & a warranty.

Our goal is to bring reliable electricity to 1 million customers across multiple markets in Sub-Saharan Africa. To date, we have done over 300 installations. Our goal for 2020 is to do 5000 total installations.

Milestones

Novomoto LLC was organized in the State of Wisconsin in November 2015.

Since then, we have:

- Opportunity to invest in $25B energy market in sub-Saharan Africa

- Invest in a first mover in the off-grid solar market in D.R. Congo with the goal of bringing electricity to 1 million families by 2026

- Completed over 300 solar installations for customers in D.R. Congo up to mid-2019, 13% month-over-month growth since mid-2017

- More than 1500 people have access to electricity from NovoMoto's installed systems

- More than $20,000 savings provided to our customers

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $27,449 compared to the year ended December 31, 2018, when the Company had revenues of $37,825.

- *Assets.* As of December 31, 2019, the Company had total assets of $167,072, including $21,743 in cash. As of December 31, 2018, the Company had $141,796 in total assets, including $73,768 in cash.

- *Net Loss.* The Company has had net losses of $165,905 and net losses of $57,362 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.

- *Liabilities.* The Company's liabilities totaled $395,181 for the fiscal year ended December 31, 2019 and $204,473 for the fiscal year ended December 31, 2018.

Liquidity & Capital Resources

To-date, the company has been financed with $120,000 in debt and $230,000 in convertibles.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 3 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 6 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Novomoto LLC cash in hand is $21,743, as of the end of 2019. Over the last three months, accrual revenues have averaged $10,000/month, cost of goods sold has averaged $6,000/month, and operational expenses have averaged $15,000/month, for an average burn rate of $22,000 per month. Our intent is to be profitable (operationally break-even) in 12 months. If need be, we are able to pause short-term operations to limit our burn rate. Additionally, we have several lead investors that have committed to investing as soon as this Offering is live.

In 2019, we made two big changes:

1- We decided to diversify our offerings by providing TV systems in addition to our lighting and phone charging systems. This was due to the many requests we received from our customers. We are going to start selling TV systems by the end of December.

2- We have hired a core team of two managers in mid-2019. A sales manager and a customer service manager. After training them for a few months, we have decided to expand our team. Now, we have a team of three lead ambassadors and two technicians that are working with the sales and customer service managers. We are hiring 15 new sales ambassadors to ramp up our sales by the end of December 2019.

Based on our projections, we hope our revenue grows substantially in the next 6 months while our expenses will grow at a much lower rate. No, we do not have any other sources of capital and hence we need to raise funding from our campaign or through other methods that we are exploring (Angel investors, Business plan competitions, Grants, etc.).

A note from Wefunder. Unlike companies on the NASDAQ, early-stage startups have little operating history. Financial analysis is not as useful when there is limited data. It's more important to predict the size of the future market. If the founder achieves their vision, will enough customers pay the company enough money?

It's also common for fast-growing startups to lose money even faster: they are investing in future growth. In these cases, it's often better to check if the Cost of User Acquisition (CAC) is lower than the Lifetime Value (LTV) of that customer. If one spends $1000 today to make $10,000 over the next five years, that may be a smart bet. Amazon is a famous example of re-investing potential profits to maximize growth over 20 years.

Net Margin:	Gross Margin:	Return on Assets:
-604%	18%	-99%
Earnings per Share:	**Revenue per Employee:**	**Cash to Assets:**
N/A	$5,490	13%
Revenue to Receivables:	**Debt Ratio:**	
88%	237%	

2019 Reviewed Financial Statements- Novomoto LLC.pdf

Reviewed Financial Statements- Novomoto.pdf

Risks

1. Slow traction is one of our biggest risks which will cause us to burn our cash on operations instead of growth. To mitigate that risk, we need to raise enough money to be able to grow as fast as possible.

2. Lack of adaptivity to the market is another big risk. To mitigate this risk, we are doing ongoing surveys in different segments of the market to observe any changes in the consumption of our user as early as possible.

3. Having a lean team is another challenge. So far, we have been able to put a small team together and now are working with them and are using their network to bring new talent to the team.

READ MORE RISKS

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Mehrdad Arjmand	CEO @ Novomoto	2015
Aaron Olson	CEO @ Novomoto	2015

Officers

OFFICER	TITLE	JOINED
Mehrdad Arjmand	CEO	2015
Aaron Olson	CEO	2015

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Mehrdad Arjmand	Membership Interest	50.0%
Aaron Olson	Membership Interest	50.0%

Past Equity Fundraises

DATE	AMOUNT	SECURITY
	$332,427	Convertible Note
02/2020	$0	Convertible Note
02/2019	$50,000	Loan
04/2018	$50,000	Loan
05/2017	$10,000	Loan
04/2018	$10,000	Loan
01/2019	$60,000	Convertible Note
12/2018	$30,000	Convertible Note
11/2018	$50,000	Convertible Note
11/2018	$50,000	Convertible Note
06/2016	$40,000	Convertible Note

Convertible Notes Outstanding

ISSUED	AMOUNT	INTEREST	DISCOUNT	VALUATION CAP	MATURITY
06/04/2016	$40,000	8.0%	20.0%	$3,000,000	06/04/2016
11/08/2018	$50,000	8.0%	20.0%	$3,000,000	11/08/2020
11/27/2018	$50,000	8.0%	20.0%	$3,000,000	11/27/2020
12/10/2018	$30,000	8.0%	20.0%	$3,000,000	12/10/2020
01/25/2019	$60,000	8.0%	20.0%	$3,000,000	01/25/2021

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
MWERC	05/01/2017	$10,000	$13,000	10.0%	05/01/2022	Yes
WWBIC	04/02/2018	$50,000	$61,000	9.25%	04/02/2022	Yes
MWERC	04/24/2018	$10,000	$12,000	10.0%	04/24/2023	Yes
Jeff Wills	02/01/2019	$50,000	$0	8.0%	10/01/2019	Yes

Related Party Transactions

None.

Use of Funds

$50,000	If we raise $50,000 we will spend the funding as follows: 30% Purchasing hardware (solar panels, controllers, batteries, LED lights, cables, and other misc. items) - 300 single light PAYG solar systems 63.5% Operational costs for the team (salaries, travel expenses, office rentals) - 2 months runway 6.5% Wefunder intermediary fee
$1,070,000	If we raise $1,070,000, we will spend the funding as follows: 60% Purchasing hardware (solar panels, controllers, batteries, LED lights, cables, and other misc. items) - 2000 TV systems and 2000 single light PAYG solar systems 33.5% Operational costs for the team (salaries, travel expenses, office rentals) - 12 months runway 6.5% Wefunder intermediary fee

Capital Structure

This is an LLC with no issued units.

The Funding Portal

NovoMoto is conducting a Regulation Crowdfunding offering via Wefunder Portal LLC.
CRD Number: #283503.

Form C Filing on EDGAR

The Securities and Exchange Commission hosts the **official Form C** on their EDGAR web site.

About us

Our Profile

Jobs

Press

Blog

Charter

Investors

Getting Started

Risks

Earning Returns

Funds

Get $1000

Founders

Raise Money

FAQ

Legal Primer

Deals

How to Raise Money

Say Hello

hello@wefunder.com

Twitter

Facebook

Instagram

San Francisco

wefunder.com/novomoto/v8 is managed by Wefunder Portal LLC. *Wefunder Inc. runs wefunder.com and is the parent company of Wefunder Advisors LLC and Wefunder Portal LLC. Wefunder Advisors is an exempt reporting adviser that advises SPVs used in Reg D offerings. Wefunder Portal is a funding portal (CRD #283503) that operates sections of wefunder.com where some Regulation Crowdfunding offerings are made. Wefunder, Inc. operates sections of wefunder.com where some Regulation D and A offerings are made. Wefunder, Inc. is not regulated as either a broker-dealer or funding portal and is not a member of FINRA. By using wefunder.com, you accept our Terms & Privacy Policy. If investing, you accept our Investor Agreement. You may also view our Privacy Notice.*

Wefunder, Inc., Wefunder Advisors LLC, and Wefunder Portal LLC do not review user-generated content beyond what's required by US law. Some user-generated content, including investor biographical information, may not be accurate.